March 19, 2019

Alina Tarasova
President
Zamee Corp.
Residencia Perla Marina, Villa #4
Cabarete, Dominican Republic 57000

       Re: Zamee Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 27, 2019
           File No. 333-229227

Dear Ms. Tarasova:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1. We continue to believe that you appear to be a shell company as defined in Rule 405 under the Securities Act of 1933. In this regard, we note that you have had no operating revenues since inception on February 17, 2017, and your assets consist only of cash. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.
       Also, describe the potential impact on your ability to attract additional capital through
 Alina Tarasova
Zamee Corp.
March 19, 2019
Page 2
      subsequent unregistered offerings.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                          Sincerely,

FirstName LastNameAlina Tarasova                          Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameZamee Corp.
                                                          and Services
March 19, 2019 Page 2
cc:       Robert J. Zepfel
FirstName LastName